Exhibit 10.2

Confidential Treatment Requested. Confidential portions of this document have been redacted and have been separately filed with the Commission.

Pharmaceutical License Agreement

SP-2577

Salarius Pharmaceuticals, LLC

and

HLB LifeScience Co., LTD

November 25, 2016

EXCLUSIVE PHARMACEUTICAL SUBLICENSE AGREEMENT

This AGREEMENT dated as of November 25, 2016 (“Effective Date”) is made by and between Salarius Pharmaceuticals, LLC, a Delaware limited liability company, having its principal place of business at JLABS at Texas Medical Center, 2450 Holcombe Blvd., Suite J, Houston, Texas, 77021, United States of America (“SALARIUS”) and HLB LifeScience Co., LTD., having offices at A-602, JNK Digital Tower, 111, Digital-ro 26-gil, Guro-gu, Seoul, the Republic of Korea (“HLBLS”).

Introduction

Certain inventions, generally characterized as “(E/Z)-N’-substituted-benzylidene-3-(substituted-sulfonyl) benzohydrazides as inhibitors of histone demethylases” comprising compounds that inhibit Lysine-specific demethylase 1 (LSD1), and assigned University of Utah case number U-5083, hereinafter collectively referred to as the “Invention”, have been made in the course of research at the University of Utah and are Covered By Patent Rights (as defined below).

SALARIUS has obtained from the UURF (as defined below) the exclusive license under the Patent Rights (as defined below) for the commercial development, production, manufacture, use and sale of Licensed Products (as defined below) to certain Drug Technology (as defined below).

HLBLS desires to sublicense from SALARIUS the right to develop, produce, manufacture, use, and sell certain drug formulations that are applied to humans through the use of the Drug Technology in the Licensed Territory (as defined below) and SALARIUS is willing to grant such a sublicense to HLBLS upon the terms and conditions hereinafter set forth.

In consideration of the mutual covenants and promises contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, HLBLS and SALARIUS agree as follows:

I.	Definitions

As used in this Agreement, the following terms, whether used in the singular or plural, shall have the following meanings:

1.1 “Affiliate” means any company or other business entity that, directly or indirectly, controls, or is controlled by, or is under common control with a Party. Solely for purposes of this definition, the term “control” means the entity owns, either of record or beneficially, at least fifty percent (50%) of the voting stock of the other entity. An entity will be deemed an Affiliate only while such ownership relationship continues. “Affiliates” is more than one Affiliate.

1.2 “Claim of Infringement” is defined in Section 10.5.1.

1.3 “Covered By” means a claim or claims within any pending or issued patent included in the SALARIUS Patent Rights claiming all, a portion, or a component or step of a Licensed Product.

1.4 “Collaborator” means any Entity with which HLBLS or one or more of its Affiliates actively conducts significant joint research, and/or co-development, and/or co-promotion, and/or co-marketing activities for the purpose of commercializing Licensed Product(s).

1.5 “Combination Product” means a Licensed Product(s) which is sold in combination with another product or products which themselves are not Licensed Product(s)

1.6 “Commercially Diligent Efforts” means, with respect to a Licensed Product, the reasonably diligent exercise, dedication and expenditure of efforts, money, personnel, and resources as reasonably needed to develop, manufacture, market and sell the Licensed Product that a prudent chief executive officer would devote given then current competitive factors, market conditions, the ability to obtain financing, the availability of development resources, the interest shown by pharmaceutical companies and other likely Collaborators, Sublicensee(s), or assignees.

1.7 “Confidential Information” means all materials, trade secrets, or other information, including, without limitation, proprietary information and materials (whether or not patentable) regarding a Party’s technology, products, business information, or objectives, which is designated as confidential in writing by the disclosing Party, whether by letter or by the use of an appropriate stamp or legend, prior to or at the time any such material, trade secret, or other information is disclosed by the disclosing Party to the other Party. Notwithstanding the foregoing to the contrary, materials, trade secrets, or other information which (i) is orally or visually disclosed by a Party, or (ii) is disclosed in writing without an appropriate letter, stamp, or legend and within thirty (30) days after such disclosure, the disclosing Party delivers to the other Party a written document or documents describing the materials, trade secrets, or other information and referencing the place and date of such oral, visual, or written disclosure and the names of the persons to whom such disclosure was made, or (iii) is disclosed under circumstances that a reasonable person would consider such information to be confidential, shall constitute Confidential Information.

1.8 “Drug Technology” means any technology licensed, owned or licensable by SALARIUS that relates to compound, devices or compositions for the formulation/compound known as SP-2577 comprising the Invention (product profile attached as Attachment 1) in the Field of Use Covered By the Patent Rights.

1.9 “Effective Date” is defined in the first paragraph above.

1.10 “Entity” means a corporation, an association, a joint venture, a partnership, a trust, a business, an institution, an individual, a government or political subdivision thereof, including an agency, or any other organization that can exercise independent legal standing.

1.11 “Fair Market Value” means the cash consideration which HLBLS or its Sublicensees would realize from an unaffiliated, unrelated buyer in an arm’s length sale of an identical item sold in the same quantity, under the same terms, and at the same time and place.

1.12 “Field of Use” means all human uses.

1.13 “First Commercial Sale” means with respect to any Licensed Product, the first sale of such Licensed Product for human use after the MFDS has approved a New Drug Application (“NDA”) or Premarket Approval (“PMA”) or accepted a 510(k), or an equivalent Marketing Authorization for such Licensed Product, excluding, however, any sale or other distribution for use in a clinical trial or for a compassionate use (i.e., under a “single patient IND” study, a “treatment IND” or “treatment protocol” under an existing commercial IND or their equivalents) invoiced to a Third Party other than to an Affiliate or Collaborator.

1.14 “K-IFRS” means generally accepted accounting principles in the Republic of Korea consistently applied by HLBLS, its Affiliates, its Sublicensees or its distributors in their respective financial statements, audited if applicable.

1.15 “HLBLS Improvement(s)” means any intellectual or tangible property that constitute improvements or enhancements in the Field of Use to, or modifications of, the SALARIUS Patent Rights in the Field of Use that are conceived, originated, acquired or reduced to practice by HLBLS, its Collaborators and their respective Affiliates, but does not include new chemical entities as defined by the US Food and Drug Administration in 21 CFR 314.108(a).

1.16 “Insolvent” means being unable to meet one’s debt obligations to another Entity as such debt obligations become due and not being able to provide reasonable financial assurances of becoming able to meet such obligations.

1.17 ”Invention” is defined in the Introduction to this Agreement.

1.18 “IND” is defined in Section 6.4.

1.19 “JRC” is defined in Section 5.1.

1.20 “MFDS” means the Korean Ministry of Food and Drug Safety, or any successor agency thereto.

1.21 “Licensed Products” means any product, apparatus, or any other subject matter, the manufacture, design, creation, use, importation, distribution, or sale of which is Covered By a Valid Claim included within the SALARIUS Patent Rights.

1.22 “Licensed Territory” means the Republic of Korea.

1.23 “Losses” is defined in Section 10.5.2.

1.24 “Marketing Authorization” means all necessary and appropriate regulatory approvals to allow the marketing and sale of a Licensed Product(s), including but not limited to new drug/device submissions and reimbursement and pricing approvals, in the Field of Use in the Territory.

1.25 “Net Sales” means the gross revenue and other consideration billed or invoiced by HLBLS, its Collaborators and their respective Affiliates for Licensed Products which are sold, leased or otherwise commercialized by or for HLBLS, its Collaborators or any of their respective Affiliates; however, sales or other transfers of Licensed Products between HLBLS and its Collaborators and their respective Affiliates shall be excluded from the computation of Net Sales, and no payments will be payable to SALARIUS on such sales or transfers except where such Affiliates are end users or consumers; less the following deductions, directly attributable to the sale of such Licensed Product and specifically identified on the invoice, and borne by the seller to the extent they are included in such gross revenue or other consideration:

(i) trade, cash and quantity discounts;

(ii) price reductions or rebates, retroactive or otherwise, imposed by, negotiated with or otherwise paid to governmental authorities;

(iii) taxes on sales (such as sales, value added or use taxes) to the extent added to the sale price;

(iv) freight, insurance and other transportation charges to the extent added to the sale price;

(v) amounts repaid or credited by reason of rejections, defects, return goods allowance, recalls or returns, or because of retroactive price reductions, including, but not limited to, rebates or wholesaler charge backs.

Any deduction listed in subsections (i) – (v) shall not be taken with respect to a particular unit of Licensed Product until HLBLS or the applicable selling Entity bills or invoices amounts from the sale of such unit of Licensed Product (thereby resulting in such amounts being included in Net Sales), and no deduction shall be taken in a manner that counts a particular charge, payment, discount, tax, or other deductible item more than once. Net Sales shall not include upfront, lump sum, milestone or debt or equity contributions not made in payment for Licensed Products.

1.26 “Party” means HLBLS or SALARIUS; “Parties” means HLBLS and SALARIUS.

1.27 “Regulatory Authorities” means the principal governmental organization(s) or agency(ies) that has/have the right to approve the sale and, if applicable price, of Licensed Products in the Licensed Territory, including, without limitation, the MFDS.

1.28 “Royalty Term” means, on a Licensed Product by Licensed Product basis, the period of time for which HLBLS’s royalty obligations are due to SALARIUS and commence on the First Commercial Sale for each such Licensed Product and shall terminate on the expiration, invalidation or abandonment of the last Valid Claim in the SALARIUS Patent Rights.

1.29 “SALARIUS Improvement(s)” means any intellectual or tangible property that constitute improvements or enhancements in the Field of Use to, or modifications of, the SALARIUS Patent Rights in the Field of Use that are conceived, originated, acquired or reduced to practice by SALARIUS or its Affiliates, but does not include new chemical entities as defined by the US Food and Drug Administration in 21 CFR 314.108(a).

1.30 “SALARIUS Know-how” means SALARIUS’ methods, processes, techniques and data that relate to the SALARIUS Patent Rights which are necessary or useful for developing, manufacturing, using or selling a Licensed Product (including but not limited to preclinical study, reports, protocols, and data), now or in the future owned or Controlled by SALARIUS, whether or not: (i) the same is eligible for protection under the patent laws in the Territory; (ii) enforceable as a trade secret; or (iii) the copying of which would be enjoined or restrained by a court as constituting unfair competition.

1.31 “SALARIUS Patent Rights” means and includes all of the patentable intellectual property in the Licensed Territory (i) owned by SALARIUS, and (ii) licensed to SALARIUS under the UURF License and, including but not limited to the patents and/or patent applications listed in Attachment 2 and from divisionals and continuations (other than continuations-in-part) of these applications and any reissues of such patents; continuation-in-part applications and patents directed to subject matter specifically described in the patent(s) and/or patent application(s) listed in Attachment 2 reissues, renewals, registrations, confirmations, reexaminations, extensions, of any such patents.

1.32 “SALARIUS Technology Rights” means the SALARIUS Know-how and the SALARIUS Patent Rights.

1.33 “Step Down Royalty” is defined in Section 4.2.

1.34 “Step Down Royalty Term” means, on a Licensed Product by Licensed Product basis, a period of time for which HLBLS’s step down royalty obligations are due and shall commence after the Royalty Term where there are SALARIUS Patent Rights and with the First Commercial Sale where there are no SALARIUS Patent Rights, but in no event shall exceed twenty (20) years from the date of the First Commercial Sale of the Licensed Product.

1.35 “Sublicense” is defined in Section 3.1.

1.36 “Sublicensee(s)” means any Third Party which enters into a Sublicense.

1.37 “Third Party” means any company other than HLBLS, SALARIUS, and Parties’ Affiliates.

1.38 “University” means the University of Utah.

1.39 “UURF” is the University of Utah Research Foundation which has licensed SALARIUS Patent Rights and SALARIUS Technology Rights to SALARIUS.

1.40 “University License Agreement” means the License Agreement entered into on the 3rd day of August, 2011 by and between UURF as “Licensor,” and SALARIUS as “Licensee”, as it may be amended from time to time.

1.41 “Valid Claim” means a claim of any unexpired United States or foreign patent or patent application that shall not have been withdrawn, canceled, or disclaimed, nor held invalid by a court of competent jurisdiction in an unappealed or unappealable decision.

II.	License

2.1 License. Subject to the terms and conditions of this Agreement, SALARIUS hereby grants to HLBLS, in the Licensed Territory, a royalty-bearing, exclusive sublicense under the SALARIUS Technology Rights to make, have made, use, offer to sell and sell Licensed Products, including the right under Article III Sublicenses to sublicense any or all of such rights, in the Field of Use.

2.2 SALARIUS Improvements - License Grant to HLBLS. SALARIUS hereby grants to HLBLS a license with the right to sublicense to SALARIUS Improvements to the extent it has the rights to do so and to the extent necessary to make, have made, use, offer to sell and sell Licensed Products in the Licensed Territory in the Field of Use where, but for this grant of SALARIUS Improvements, the exercise of such rights would constitute an infringement of a Valid Claim of the SALARIUS Improvements. With effect from the date of SALARIUS’s notice to HLBLS under Section 2.4 below the SALARIUS Improvement reported in such notice shall be deemed to be part of the SALARIUS Patent Rights and subject to the terms and conditions of this Agreement.

2.3 HLBLS Improvements - License Grant to SALARIUS. HLBLS hereby grants to SALARIUS a non-exclusive, irrevocable, paid-up, royalty free, worldwide license with the right to sublicense through multiple tiers to HLBLS Improvements to the extent it has the rights to do so where, but for this grant of HLBLS Improvements, the exercise of such rights would constitute an infringement of a Valid Claim of the HLBLS Improvements. Such license grant shall take effect from the date of HLBLS’s notice to SALARIUS under Section 2.4 below.

2.4 Report of Improvements. SALARIUS shall report to HLBLS all SALARIUS Improvements and HLBLS shall report to SALARIUS all HLBLS Improvements in each case along with a written description and sample thereof. Any such reports shall be made contemporaneously with the filing of the first patent application for the improvement.

2.5 Assistance. SALARIUS shall provide HLBLS with the SALARIUS Know-how, which includes but is not limited to structures and related biological data for the Invention, that is, as of the Effective Date, (1) under its control, and (2) in written or electronic form. Such SALARIUS Know-How shall include the documents and materials listed in the attached Exhibit A. SALARIUS will grant HLBLS the right of reference and use of all prior data related directly to the Invention. SALARIUS shall provide later date SALARIUS Know-how as may be known and possessed by SALARIUS and as may be reasonably necessary for HLBLS to exploit the licenses granted in Section 2.1, including any materials related to the acquisition of Marketing Authorizations for the Licensed Products. SALARIUS shall provide HLBLS with reasonable technical assistance at HLBLS’s cost in connection with such transfer of the information related to the SALARIUS Know-how.

2.6 No Implied License: This Agreement shall not be construed to confer any rights upon HLBLS by assumption, implication, estoppel, or otherwise as to any technology, patents, patent applications or other intellectual or tangible property rights of SALARIUS other than the SALARIUS Patents Rights and SALARIUS Improvements, regardless of whether such patent rights or improvements shall be dominant or subordinate to any SALARIUS Patents Rights or SALARIUS Improvements. Notwithstanding any other provisions of this Agreement, SALARIUS retains the rights in the Territory to use and license SALARIUS Technology Rights and SALARIUS Improvements outside the Field of Use.

[ *** ] = Confidential material redacted and filed separately with the Commission.

2.7 Government Rights. The Invention covered by SALARIUS Patents Rights was developed with partial United States Federal sponsorship and is a “subject invention” as that term is defined under Title 35 United States Code Sections 200 through 204. This Agreement, including the rights granted hereunder, is subject to all of the terms and conditions of Title 35 United States Code Sections 200 through 204. HLBLS agrees to take all reasonable action necessary on its part as sublicensee to enable SALARIUS to satisfy its obligation thereunder. The United States Government has been granted a non-exclusive, nontransferable, irrevocable, paid-up license to practice or have practiced for on behalf of the United States the subject invention throughout the world.

III.	Sublicenses

3.1 Sublicensing Rights: HLBLS shall have the right, but not the obligation, to grant sublicenses (one a “Sublicense; more than one “Sublicenses”) to SALARIUS Technology under this Agreement to its Affiliates and Third Parties, provided, however, that any such sublicense shall be subject to and in all material respects consistent with the material terms and conditions of this Agreement, including but not limited to the following:

3.1.1 Binding Terms From University License Agreement. HLBLS shall be bound by the obligations of SALARIUS under Sections 2.4(a) through (c), 8.1(a), (f) and (g), 8.2, 8.4, 17.1 and 25.1, and Articles 11 and 20 of the University License Agreement as if it were a party to the University License Agreement and shall have the rights granted to a Sublicensee under Section 2.4(d) of the University License Agreement. HLBLS acknowledges that SALARIUS has provided it with a true copy of such sections and articles of the University License Agreement. Further any Sublicenses granted by HLBLS shall provide that the obligations to SALARIUS under such sections and articles shall be binding upon the Sublicensee as if it were a party to the University License Agreement. HLBLS shall attach copies of such sections and articles to all Sublicenses or faithfully reproduce such sections and articles within such Sublicenses.

3.2 Copy of Sublicenses. HLBLS shall forward to UURF and SALARIUS a copy of any and all fully executed Sublicenses, and shall forward to SALARIUS annually a copy of such reports received by HLBLS from its Sublicensees during the preceding twelve (12) month period under the Sublicenses as shall be pertinent to a royalty accounting under said Sublicenses.

3.3 University License Agreement. HLBLS acknowledges that under Section 2.1(a) and (b) of the University License Agreement, UURF retained the right to (a) publish the general scientific findings from research conducted in whole or in part at the University related to the Patent Rights (as defined in the University License Agreement); and (b) manufacture, have manufactured, use, practice, or license the Patent Rights for research, teaching and other educationally-related not for profit purposes where “not for profit purposes” is limited to academic research or other not-for-profit scholarly purposes which are undertaken at a non-profit or government institution.

IV.	License Fees and Royalties.

4.1 Signing Milestone: HLBLS shall pay to SALARIUS a milestone of [ *** ] ([ *** ] US dollars) within 15 business days of the Effective Date.

[ *** ] = Confidential material redacted and filed separately with the Commission.

4.2 Annual Net Royalties: HLBLS shall pay to SALARIUS a percentage of all Net Sales by HLBLS and its Affiliates of Licensed Products covered by a Valid Claim of a patent or patent application of the SALARIUS Patent Rights according to the following schedule:

Annual Net Sales	Royalty on Net Sales
Annual Net Sales of less than [ *** ]	[***]
Annual Net Sales of [ *** ] but less than [ *** ]	[***]
Annual Sales of [ *** ] and above	[***]

4.3 Step Down Royalty: HLBLS shall pay to SALARIUS a step down royalty (the “Step Down Royalty”) on Net Sales of each Licensed Product that is [ *** ] of the applicable rate under Section 4.1 above during the Step Down Royalty Term for the applicable Licensed Product where such Licensed Product utilizes SALARIUS Know-how.

4.4 Combination Patent Royalty: In the event that a Licensed Product(s) is sold in combination with another product or products which themselves are not Licensed Product(s) (“Combination Products”), the royalty rate payable on such Combination Products will be the royalty rate set forth in Section 4.1 or 4.2, as applicable, applied to a pro rata portion (i.e., “X”) of Net Sales of Combination Products according to the following formula:

X = A/B, where

X = the pro rata portion of Net Sales attributable to the Licensed Products (expressed as a percentage), and

A = the average invoice price of the component in the Combination Product utilizing the Licensed Products sold separately, and

B = the average invoice price of the Combination Product.

In the event a substantial number of separate sales are not made of one or more component(s) of the Combination Product during the relevant royalty period so as to enable a reasonable calculation of average invoice prices of components, then Net Sales will be determined using the same formula shown above, where

A = the total inventory cost of the component in the Combination Product utilizing Licensed Product, and

B = the total inventory cost of all of the products and components in the Combination Product.

Inventory cost would be determined in accordance with HLBLS’s regular accounting methods consistently applied.

[ *** ] = Confidential material redacted and filed separately with the Commission.

4.5 Sublicense Income: In the event that HLBLS grants Sublicenses under Section 3.1 above, HLBLS shall pay to SALARIUS [ *** ] of all revenues in cash or in kind HLBLS and its Affiliates receive from the Sublicensees as consideration for the grant of rights under a Sublicense to make, have made, use, offer to sell and sell Licensed Products, including but not limited to earned royalties and any lump sum fee that is not an earned royalty, including but not limited to any fixed fee, license fee, milestone payment, unearned portion of any minimum royalty payment, equity, joint marketing fee, intellectual property cross license~~,~~ research and development funding of more than [ *** ] over HLBLS’s cost of performing such research and development~~,~~ and any other property, consideration or thing of value given or exchanged for a Sublicense regardless of how HLBLS and Sublicensee characterize such payments or consideration. HLBLS shall only be required to pay SALARIUS once for Section 4.1 milestones.

4.6 One Royalty: In no event shall more than one royalty be due SALARIUS for any Licensed Product sold by HLBLS or its Affiliates. Payments under Section 4.5 above shall not be deemed to be royalties due SALARIUS.

4.7 Reports and Payments. HLBLS shall deliver to SALARIUS within forty five (45) days after the calendar year in which the First Commercial Sale occurs, and within forty five (45) days after the end of each calendar quarter thereafter a written report detailing all royalty bearing sales, if any, made of Licensed Products during the preceding calendar half year period, and detailing the amount of Net Sales made during such period and calculating the royalties due to Licensor pursuant to this Article 4. Each report shall include at least the following:

(a)	number or volume of Licensed Products manufactured, leased and sold by and/or for HLBLS, its Affiliates and reported to HLBLS by all Sublicensees;

(b)	accounting for Net Sales, noting the deductions applicable as provided in Section 1.25;

(c)	royalties, earned royalties, royalties due on other payments from Sublicensees, Affiliates, and assignees due under this Article 4;

(d)	total royalties then due to SALARIUS;

(e)	names and addresses of all Sublicensees;

(f)	the amount spent on product development; and

(g)	an approximation of the number of full-time equivalent employees working on the Licensed Products.

Each report shall be in substantially similar form as Exhibit “4.7” attached hereto. Each such report shall be signed by an officer of HLBLS or Sublicensee (or the officer’s designee). Simultaneously with the delivery of each such report, HLBLS shall tender payment of all amounts shown to be due thereon and not then paid. If no royalties were due during the reporting period, HLBLS shall so report. HLBLS will continue to deliver royalty reports to SALARIUS after the termination or expiration of this Agreement until such time as no royalties are due to SALARIUS. Payments to SALARIUS under Sections 4.1 through 4.4 shall be due within forty five (45) days of HLBLS receiving the revenue from the Sublicensee with respect to which such payments are due.

4.8 Foreign Exchange. The rate of exchange to be used in computing the amount of currency equivalent in US Dollars shall be made at the rates of exchange utilized by HLBLS in its accounting system under K-IFRS to translate Korean Won into US Dollars and shall be calculated using the appropriate exchange rate for such currency quoted by the Wells Fargo Bank foreign exchange desk on the close of business on the business day immediately preceding the date of such report. All amounts due under this Agreement shall be paid to SALARIUS in United States Dollars (U.S.$) by wire transfer to an account in a United States bank designated by SALARIUS, or in such other form and/or manner as SALARIUS may reasonably request.

4.9 Income Tax Withholding. If laws, rules or regulations require withholding of income taxes or other rates imposed upon payments set forth in this Article 4, HLBLS may make such withholding payments as required and subtract such withholding payments from the payments set forth in this Article 4. HLBLS shall submit appropriate proof of payment of the withholding rates to SALARIUS within a reasonable period of time. HLBLS shall use efforts consistent with its usual business practices to ensure that any withholding taxes imposed are reduced as far as possible under the provisions of the current or any future double taxation treaties or agreements between foreign countries, and the Parties shall cooperate with each other with respect thereto, with the appropriate Party under the circumstances providing the documentation required under such treaty or agreement to claim benefits thereunder.

4.10 Records: HLBLS shall keep full, complete and proper records and accounts of all sales of Licensed Products by HLBLS, its Affiliates, and to the extent it acquires rights to do so, its Sublicensees and distributors, in accordance with K-IFRS, in sufficient detail and in the currencies in which the sale was made to enable the royalties payable on each Licensed Product to be determined. All such records, statements, reports and accounts referred to in this Section 4.11 shall be retained for a period of three (3) years after the end of the period to which they apply.

4.11 Audit Rights. During the term of this Agreement, SALARIUS shall have the right from time to time (not to exceed once during each calendar year) to have a firm of independent certified public accountants inspect and copy, during normal business hours, and upon reasonable advance notice (not less than seventy two (72) hours), such books, records and other supporting data of HLBLS as may be necessary to verify HLBLS’s computation of royalties and sublicense fees due under this Agreement. HLBLS shall cooperate and cause its Affiliates, to cooperate with such certified public accountants. HLBLS shall audit the books and accounts of its Sublicensees and/or distributors, if any, using its independent auditor or a comparable reputable auditor. HLBLS shall share the results of its audit with SALARIUS.

4.12 Incorrect Payment. If any such audit establishes that HLBLS has underpaid or overpaid the amount due, HLBLS shall promptly pay any remaining amounts due as established by such audit or SALARIUS shall promptly refund any over payment. If the underpayment is by five percent (5%) or more during any calendar year, HLBLS shall reimburse SALARIUS for its out-of-pocket expense of such audit. with interest at the rate specified in Section 4.14 below for late payments on any such overdue payment from the date due until paid.

4.13 Late Payments. Any payments or reimbursements due SALARIUS under this Agreement that are not paid on the due date shall accrue interest at the lower of the rate of eighteen percent (18%) per annum, or the maximum rate allowed by law, from the due date until paid in full.

V.	Joint Research Committee

5.1 Joint Research Committee. The Parties shall establish a Joint Research Committee (the “JRC”) to ensure open and frequent exchange between the Parties, monitor and review the progress of development of Licensed Products and the status of related activities before the Regulatory Authorities.

5.2 Membership. The JRC shall include one (1) representative of each Party, each Party’s representative selected by that Party. SALARIUS and HLBLS may each replace its JRC representative at any time, upon written notice to the other Party.

5.3 Meetings. The JRC shall meet at such times and locations as the Parties shall mutually agree, and shall meet or otherwise communicate regularly (at least once per quarter) by telephone, electronic mail, facsimile or videoconference. The JRC shall also meet in person, by telephone, or by videoconference one (1) time per calendar year for the purpose of conducting a detailed technical review of all aspects of HLBLS and SALARIUS, its’ Affiliates’ and Sublicensees’ development and commercialization activities with respect to Licensed Products. Matters raised by such reviews may be referred by either Party for discussion and decision under Section 5.4 below. Additional representatives of the Parties may attend JRC meetings as nonvoting participants. Each Party shall be responsible for all of its own expenses associated with the attendance of its representatives at such meetings. The first meeting of the JRC shall occur within forty-five (45) business days after the Effective Date.

5.4 Decisions by the JRC: Decisions by the JRC will be made by consensus. If the JRC is unable to reach agreement with respect to a particular matter within its purview within thirty (30) days, the matter will be submitted in writing to the Chief Executives of HLBLS and SALARIUS for discussion and resolution. In the event that the Chief Executives of each Party cannot reach agreement within ten (10) business days after receiving the written submission from the JRC, which period may be extended by mutual agreement of the Parties, if the issue relates to preclinical or clinical studies for a Licensed Product and SALARIUS reasonably believes the matter may have consequences outside the Licensed Territory such as but not limited publication of clinical trial results or regulatory filings, the Chief Executive of SALARIUS shall have the right to make the decision. On all matters with consequences limited to the Licensed Territory, HLBLS shall have the right to make the decision.

VI.	Obligations Related to Development, Costs, Marketing and Commercialization.

6.1 HLBLS’s Diligence Obligations: Upon execution of this Agreement, HLBLS shall proceed with Commercially Diligent Efforts itself or through the efforts of its Affiliates, Collaborators, Sublicensees, and their respective Affiliates to develop, make, have made, use, offer to sell and sell the Licensed Products in order to make them readily available to the general public as soon as possible on commercially reasonable terms. Until such time as the first Marketing

Authorization is approved for a Licensed Product, HLBLS shall document its efforts, which shall be consistent with those utilized by companies of similar size and type that have successfully developed products similar to the Licensed Product(s). At a minimum, Commercially Diligent Efforts shall be based upon the commercialization plan submitted to SALARIUS by HLBLS as required under Section 6.2.

6.2 Commercialization Plan: HLBLS shall deliver to SALARIUS, on or before six (6) calendar months after the Effective Date a commercialization plan detailing each phase of development, the target markets and time frames toward First Commercial Sale of one or more Licensed Products.

6.3 Preclinical Studies: SALARIUS shall use its reasonable commercial efforts to complete preclinical development and file an IND under the US FDA. SALARIUS shall provide the preclinical study reports, data, and copy of the IND to HLBLS. HLBLS shall use its reasonable commercial efforts to file an Investigational New Drug (“IND”) application to initiate clinical studies of Licensed Products under the MFDS within two (2) years after receiving the US FDA IND and preclinical study data.

6.4 Preclinical Development Costs: Salarius shall provide its preclinical reports and data to HLBLS at no cost. HLBLS shall be responsible for costs associated with preclinical development and formulation development of Licensed Products where such development is required by MFDS and was not submitted under US FDA.

6.5 Clinical Development Costs: HLBLS shall be responsible for all costs associated with clinical development of Licensed Products undertaken solely in the Licensed Territory. The Parties may agree to collaborate on clinical development under MFDS and other Regulatory Authorities, and costs of such clinical development will be shared on a pro-rata basis calculated by future market share projections.

6.6 Governmental Approvals: HLBLS shall be solely responsible for obtaining all necessary approvals from Regulatory Authorities in the Licensed Territory for the use, development, production, distribution, sale and import or export of any Licensed Products, including but not limited to Marketing Authorizations, all at HLBLS’ expense, including, without limitation, preclinical and clinical trials and regulatory filings. HLBLS shall have sole responsibility for any warning labels, packaging and instructions as to the use of Licensed Products and for the quality control for any Licensed Product. HLBLS, its Affiliates or Sublicensees shall own all regulatory filings and documents filed with the applicable Regulatory Authorities with respect to the Licensed Products and all Marketing Authorizations in the Territory.

6.7 Salarius Assistance: SALARIUS shall provide HLBLS with all information related to the Drug Technology, SALARIUS Patent Rights, and SALARIUS Know How, as may be known or possessed by SALARIUS in tangible form and as may be reasonably necessary for HLBLS to exploit the licenses granted in this Agreement, including any materials related to the acquisition of any government approvals for the Licensed Products. SALARIUS shall provide HLBLS with reasonable technical assistance in connection with transfer of such information.

6.8 HLBLS Assistance: HLBLS shall provide SALARIUS with all information related to the Drug Technology and HLBLS Improvements, as may be known or possessed by HLBLS and as may be reasonably necessary or convenient to assist for SALARIUS to exploit the Drug Technology, including any materials related to the acquisition of any government approvals for the Licensed Products during the Agreement. HLBLS shall provide SALARIUS with reasonable technical assistance in connection with transfer of such information and English translations of such materials during the Agreement.

VII.	Data Sharing

7.1 Additional Information: The Parties agree that from time to time as additional information and data become available that they will promptly, but no later than thirty (30) days after requested by the other Party, share such information and data with the other Party. Such information and data shall include, without limitation, pre-clinical data, clinical data, data from any toxicology studies, information related to the manufacturing of the Licensed Product, information relating to the patent protection surrounding the products as well as regulatory status and correspondence with Regulatory Authorities, and marketing data. All data furnished by one Party to the other Party under this Agreement shall be deemed Confidential Information of the Party furnishing such data. Notwithstanding the immediately preceding sentence, each Party may use such data in their INDs, and/or NDAs or similar documents used for regulatory development and product approval purposes, and for marketing purposes.

7.2 Translations: HLBLS, its Affiliates and Sublicensees shall provide SALARIUS, at no cost to SALARIUS, with English translations of all primary data, compilations, reports, JSC meeting proceedings, and studies which they generate relating to their preclinical, clinical and formulation development for Licensed Products and JSC proceedings.

VIII.	Representations, Warranties, and Disclaimer

8.1 Representations and Warranties of SALARIUS: SALARIUS hereby represents and warrants that: (i) SALARIUS has the authority, including through agreement with the UURF, to grant to HLBLS all of the rights granted hereunder; (ii) SALARIUS has licensed, owns or controls all rights to the SALARIUS Technology Rights; and (iii) SALARIUS is unaware of any rights superior to SALARIUS’s in the Drug Technology which would prevent HLBLS from fully exercising the rights licensed to it herein.

8.2 SALARIUS Disclaimer: SALARIUS specifically disclaims any guarantee that HLBLS will be successful in developing and commercializing a Licensed Product, in whole or in part. The failure of HLBLS to successfully develop or commercialize a Licensed Product will not, of itself, constitute a breach of any representation or warranty or other obligation under this Agreement. SALARIUS does not make any representation or warranty or guaranty that the Drug Technology together with the SALARIUS Technology will be sufficient for the successful development and commercialization of a Licensed Product. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS AGREEMENT, SALARIUS MAKES NO REPRESENTATIONS AND EXTENDS NO WARRANTIES OR CONDITIONS OF ANY KIND, EITHER EXPRESS OR IMPLIED, WITH RESPECT TO THE DRUG TECHNOLOGY OR THE SALARIUS TECHNOLOGY, INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OF THE SALARIUS TECHNOLOGY, PATENTED OR UNPATENTED, OR NON-INFRINGEMENT OF THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

8.3 Representations and Warranties of SALARIUS: HLBLS represents and warrants to SALARIUS as follows:

8.3.1 Organization: It is a corporation duly organized, validly existing and in good standing under the laws of the Republic of Korea.

8.3.2 Authority: It has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. All corporate acts and other proceedings required to be taken to authorize such execution, delivery, and consummation have been duly and properly taken and obtained.

8.3.3 Enforceability: This Agreement has been duly executed and delivered by HLBLS and constitutes legal, valid, and binding obligations of HLBLS enforceable against HLBLS in accordance with its terms.

8.3.4 Approvals and Consents: No approval, authorization, consent, or other order or action of or filing with any court, administrative agency or other governmental authority is required for the execution and delivery by HLBLS of this Agreement or the consummation by HLBLS of the transaction contemplated hereby.

8.3.5 No Conflicts: None of the execution, delivery, or performance of this Agreement by HLBLS (i) conflicts with or results in a breach under the charter documents or any material contractual undertaking of HLBLS or its Affiliates or (ii) conflicts with or results in a violation of any of the laws of the jurisdiction of incorporation of HLBLS. HLBLS has not, to the best of its knowledge entered into, nor will HLBLS, after the Effective Date, knowingly enter into any written or oral agreement that is or would be inconsistent with its obligations under this Agreement or deprives or would deprive SALARIUS of the benefits of this Agreement.

8.4 Covenant of HLBLS: HLBLS hereby covenants and agrees to use reasonable efforts to develop, and obtain all necessary regulatory approvals for, and commercialize Licensed Products in the Licensed Territory.

IX.	Intellectual Property Rights

9.1 Ownership: Between them SALARIUS and the UURF, shall own the entire right and title to all SALARIUS Technology Rights.

9.2 Patent Maintenance Cost: With effect from the Effective Date HLBLS shall bear all costs of prosecuting, filing and maintaining SALARIUS Patent Rights in the Licensed Territory, including without limitation, any taxes on such SALARIUS Patent Rights, including all reasonable future expenses for filing, prosecuting, enforcing, and maintaining the SALARIUS Patent Rights that are licensed to Licensee, hereunder, including any such costs incurred by SALARIUS, within sixty (60) days.

9.3 Patent Prosecution and Maintenance: Subject to HLBLS’s compliance with Section 9.2, SALARIUS shall be responsible, and use best efforts to prosecute the SALARIUS Patent Rights in the Licensed Territory and ensure that commercially reasonable efforts are made to file and prosecute (including conducting interferences, re-examinations, reissues and oppositions, if any) the SALARIUS Patent Rights in the Licensed Territory and once issued to maintain such patent rights in force and in good standing.

9.4 Patent Counsel: HLBLS will select a patent attorney who will have the responsibility to prosecute and maintain the SALARIUS Patent Rights in the Licensed Territory. The selected patent attorney will agree to keep both SALARIUS and HLBLS informed as to all material information, material communications with governmental patent offices, material issues and decisions, and related matters applicable to prosecuting the patent applications for the SALARIUS Patent Rights and for maintaining the SALARIUS Patent Rights in good standing. HLBLS shall and/or shall cause its selected patent attorney to provide SALARIUS with a copy of material communications from the Korean Intellectual Property Office, all with English translations or in English, shall provide SALARIUS reasonable opportunity to review and comment on such prosecution efforts, and shall receive and reasonably consider SALARIUS’s timely and commercially practicable comments and requests for changes.

9.5 Notification: If HLBLS decides to discontinue its support of a specific patent or patent application in the SALARIUS Patent Rights, HLBLS will notify SALARIUS in writing ninety (90) days prior to any such discontinuation. HLBLS will be responsible for any reasonable patent costs associated with such patent rights that are incurred up to ninety (90) days after the date of the notice. Upon such notification of HLBLS desire to discontinue, SALARIUS may in its sole discretion do whatever it wishes with the patent without HLBLS having any further or future rights to it, as stated elsewhere in this agreement or otherwise.

X.	Infringement:

10.1 Notice of Infringement: Each Party shall promptly report in writing to the other Party during the term of this Agreement any: (i) known infringement or suspected infringement of any of the SALARIUS Patent Rights in the Field of Use; or (ii) unauthorized use or misappropriation of the SALARIUS Technology Rights in the Field of Use by a third party of which it becomes aware, and shall provide the other Party with all available evidence supporting said infringement, suspected infringement or unauthorized use or misappropriation. Within ninety (90) days after SALARIUS becomes, or is made, aware of any of the foregoing, it shall decide whether or not to initiate an infringement or other appropriate suit and shall advise HLBLS of its decision in writing. The inability of SALARIUS to decide on a course of action within such ninety (90) day period shall for purposes of this Agreement be deemed a decision not to initiate an infringement or other appropriate suit.

10.2 SALARIUS Option: Within ninety (90) days after SALARIUS becomes, or is made, aware of any infringement, suspected infringement or unauthorized use or misappropriation by a third party in the Field of Use in the Licensed Territory, as provided in Section 10.1 above, and provided that SALARIUS shall have advised HLBLS of its decision to file suit within the ninety (90) day period provided in paragraph (a) above, SALARIUS shall have the right to initiate an infringement or other appropriate suit anywhere in the world against such third party.

SALARIUS shall provide HLBLS with an opportunity to make suggestions and comments regarding such suit and shall promptly notify HLBLS of the commencement of such suit. SALARIUS shall keep HLBLS promptly informed of, and shall from time to time consult with HLBLS regarding, the status of any such suit and shall provide HLBLS with copies of all documents filed in, and all written communications relating to, such suit.

10.3 Conduct of Litigation: SALARIUS shall select counsel for any suit referred to in Section 10.2 above who shall be reasonably acceptable to HLBLS. HLBLS shall pay eighty percent (80%) and SALARIUS shall pay twenty percent (20%) of the costs of such suit, including, without limitation, attorneys’ fees and court costs. Any damages, settlement fees or other consideration for past infringement received as a result of such litigation shall be shared by SALARIUS and HLBLS pro rata based on their respective sharing of the costs of such litigation. If necessary HLBLS shall join as a party to the suit but shall be under no obligation to participate beyond its above obligation to pay eighty percent (80%) of the costs of such suit, except to the extent that such participation is required as the result of being a named party to the suit. HLBLS shall have the right to participate and be represented in any suit by its own counsel at its own expense. SALARIUS shall not settle any such suit involving rights of HLBLS without obtaining the prior written consent of HLBLS, which consent shall not be unreasonably withheld.

10.4 HLBLS Rights to Sue: In the event that SALARIUS does not inform HLBLS of its intent to initiate an infringement or other appropriate suit within the ninety (90)-day period provided in Section 10.1 above, or does not initiate such an infringement other appropriate action within the ninety (90)-day period provided in Section 10.2 above, HLBLS shall have the right to exercise its rights under Korean law, at its expense, to initiate an infringement or other appropriate suit. In exercising its rights pursuant to this Section 10.4, HLBLS shall have the sole and exclusive right to select counsel and shall pay all expenses of the suit including without limitation attorneys’ fees and court costs. If necessary, SALARIUS shall join as a party to the suit and shall participate only to the extent that such participation is required as a result of its being a named party to the suit or being the holder of any patent at issue or being the owner of any SALARIUS Technology Rights at issue. At HLBLS’s request, SALARIUS shall offer reasonable assistance to HLBLS in connection therewith at no charge to HLBLS except for reimbursement of reasonable out-of-pocket expenses incurred in rendering such assistance. Without limiting the generality of the preceding sentence, SALARIUS shall cooperate fully in order to enable HLBLS to institute any action hereunder. SALARIUS shall have the right to be represented in any such suit by its own counsel at its own expense. Any settlement or other consideration for past infringement received as a result of litigation shall be applied to reimburse HLBLS for its costs of prosecuting the action. The remainder shall be reported as Net Sales during the reporting period in which the suit is settled or determined. No settlement shall be agreed to by HLBLS without the consent of SALARIUS, which consent shall not be unreasonably withheld.

10.5 Claimed Infringement:

10.5.1 Notice of Third Party Claim: In the event that a Third Party at any time provides written notice of a claim to, or brings an action, suit or proceeding against, any Party or any of their respective Affiliates or Sublicensees, claiming infringement of its patent rights or copyrights or unauthorized use or misappropriation of its technology, based upon an assertion or claim arising out of the development, manufacture, use or sale of Licensed Products in the Licensed Territory (“Claim of Infringement”), such Party shall promptly notify the other Party of the Claim of Infringement enclosing a copy of the claim and/or all papers served. At the request of HLBLS, SALARIUS shall provide to HLBLS advice regarding the technical merits of any such claim.

10.5.2 HLBLS Indemnity: SALARIUS shall defend HLBLS at SALARIUS’ cost and expense, and will indemnify and hold harmless HLBLS, from and against any and all claims, losses, costs, damages, fees and expenses arising out of or in connection with the infringement or alleged infringement by a Licensed Product of any patent, copyright, trade secret or other intellectual property right in the Licensed Territory of any Third Party and any settlements relating thereto {“Losses”), provided that SALARIUS shall have sole control and authority with respect to the defense or settlement of any such claim or action and HLBLS shall cooperate fully with SALARIUS in the defense or settlement of any such claim or action. In the event that any Licensed Product becomes, or in SALARIUS’s opinion is likely to become, the subject of a claim of infringement of any such patent, copyright, trade secret or other intellectual property right of any Third Party, SALARIUS may at its option either secure for HLBLS the right to continue using the SALARIUS Technology, replace or modify the infringing or allegedly infringing Licensed Product to make it non-infringing without impairment of function or if neither of the foregoing alternatives is reasonably available to SALARIUS, or terminate HLBLS’s rights and licenses to the Licensed Product under this Agreement.

10.5.3 SALARIUS Indemnity: HLBLS shall indemnify, hold harmless and defend SALARIUS, UURF, the University, and their respective Affiliates, officers, employees and agents (the “SALARIUS Indemnitees”), against any and all Losses (including reasonable fees of attorneys) resulting from or arising out of exercise of: (a) any license granted under this Agreement limited to Losses resulting from causes that are reasonably within HLBLS’s control, including but not limited to defects in testing, labeling, manufacture or other application of the Licensed Products, or (b) any breach by HLBLS of any provision, representation, warranty or covenant given by HLBLS under this Agreement, or (c) any negligent or willful act, error, or omission of HLBLS, its agents, employees, Affiliates, or Sublicensees, except to the extent that where such claims, suits, losses, damages, costs, liabilities, fees, or expenses result solely from the negligent acts or omissions, or misconduct of the SALARIUS Indemnitees. HLBLS shall give SALARIUS timely notice of any claim or suit instituted of which HLBLS has knowledge that in any way, directly or indirectly, affects or might affect SALARIUS, and SALARIUS shall have the right at its own expense to participate in the defense of the same.

10.5.4 No Liability: The provisions of Section 10.5.2 notwithstanding, SALARIUS shall not have any liability under Section 10.5 to the extent that any infringement or claim results from: (i) use of the Licensed Product in combination with some other product or pharmaceutical formulation not supplied by SALARIUS where the Licensed Product itself would not be infringing; or (ii) modifications of the Licensed Product where the Licensed Product, if not modified by or for HLBLS, would not be infringing or (iii) Losses that result from the negligent or willful act, error, or omission of HLBLS, its agents, employees, Affiliates, or Sublicensees or their respective its officers, employees or agents.

[ *** ] = Confidential material redacted and filed separately with the Commission.

10.5.5 Third Party Payments: Except as otherwise provided in this Section 10.5.5, if HLBLS or any of its sublicensees, in order to operate under or exploit the license granted under Article 2 of this Agreement in the Licensed Territory, must, in HLBLS’s or its Sublicensee’s reasonable judgment, make payments to one or more Third Parties to obtain a license or similar right under a patent in the absence of which Licensed Products could not legally be developed, manufactured, registered, used, marketed or sold in the Licensed Territory, such Third Party payments shall reduce and be offset against the royalty payments otherwise due to SALARIUS in the Licensed Territory under Sections 4.1 through 4.4, provided that such offset does not reduce the royalty payments otherwise due by more than [ *** ] and does not reduce the applicable royalty rate by more than [ *** ]. Any payments by HLBLS or any of its Sublicensees to one or more Third Parties to obtain a license or similar right under a patent pertaining to a pharmaceutical formulation being delivered by Licensed Products shall not reduce or be offset against the payments due to SALARIUS or UURF under Article 4. During the course of negotiations between HLBLS or any of its sublicensees and such third party, SALARIUS shall render to HLBLS and Agent’s sublicensees reasonable assistance as necessary for HLBLS or any of its sublicensees to secure such license or similar right. The negotiation and final terms of such license or similar right shall be in the sole discretion of HLBLS and its sublicensees.

10.5.6 SALARIUS Responsibility: This Section 10.5 states the entire responsibility of SALARIUS under this Agreement in the case of any claimed infringement or violation of any Third Party’s rights or unauthorized use or misappropriation of any Third Party’s technology.

XI.	Insurance; Limitation of Liability

11.1 Insurance: HLBLS shall maintain throughout the term of this Agreement, and shall use its best efforts to maintain for a reasonable period of time thereafter, a commercial, general liability insurance policy, written by a reputable insurance carrier with an A.M. Best rating of “A” or better authorized to do business in the Licensed Territory, which will provide:

(a)	the SALARIUS Indemnitees product liability coverage;

(b)

includes a contractual endorsement providing coverage for all liability arising out of bodily injury and property damage, or other damage alleged to relate to Licensed Products or activities undertaken in connection with this Agreement and Licensed Products, including the development, manufacture, use, sale or other disposition of Licensed Products and all activities associated therewith; and

(c)

provides the SALARIUS Indemnitees with product liability coverage in an amount no less than One Million United States Dollars ($1,000,000) per occurrence for bodily injury and United States One Million Dollars ($1,000,000) per occurrence for property damage, subject to a reasonable aggregate amount of not less than Two Million United States Dollars (US$2,000,000).

HLBLS will use reasonable efforts to have the SALARIUS Indemnitees named as additional insureds. All rights of subrogation will be waived against them and their insurers. The nature and extent of such insurance shall be commensurate with usual and customary industry practices for similarly situated companies. The specified minimum insurance amounts will not constitute a limitation on HLBLS’s obligation to indemnify SALARIUS Indemnities under this Agreement. HLBLS shall provide SALARIUS with certificates of insurance evidencing the above insurance coverage upon request by SALARIUS. HLBLS will provide SALARIUS with written notice of at least thirty (30) days prior to the cancellation, non-renewal, or material change in such insurance.

11.2 Continuing Insurance Obligations: Licensee will maintain such commercial general liability insurance beyond the expiration or termination of this Agreement during (i) the period that any Licensed Product(s) and/or Licensed Method(s) developed pursuant to this Agreement is being commercially distributed or sold by Licensee, any Affiliate, or any Sublicensee or agent of Licensee; and (ii) for five (5) years after such period.

11.3 Limitation of Liability: Neither SALARIUS nor the UURF shall be liable to HLBLS or, HLBLS’s Affiliates, sublicensees or any of its or their customers for any special, incidental, punitive, indirect or consequential damages arising from or relating to any breach of this Agreement regardless of any notice of the possibility of such damages..

XII.	Patent Marking; Use of Name

12.1 Patent Marking: HLBLS shall permanently and legibly mark all Licensed Products made, used or sold under the terms of this Agreement, or their containers, in accordance with all applicable patent-marking and notice provisions as appropriate for the practice in the Licensed Territory.

12.2 Use of Name:

12.2.1 By HLBLS: HLBLS may use the name “The University of Utah Research Foundation” and/or “Salarius Pharmaceuticals” in factually based materials related to the Licensed Products and the business of HLBLS; provided, however, that HLBLS may not use the name of SALARIUS, UURF, the University, nor their respective officers, employees and agents, in connection with any name, brand or trademark related to Licensed Products without the prior express written consent of the named party. For example, HLBLS may include a statement in promotional materials that refers to the fact that a product is based on technology developed at The University of Utah, but HLBLS may not include the name of SALARIUS, UURF, the University, or like designation in a product or service name.

12.2.2 By SALARIUS: SALARIUS may use HLBLS’s name in connection with SALARIUS’ publicity related to SALARIUS’ intellectual property and commercialization achievements following approval by HLBLS.

XIII.	Confidential Information; Publications and Publicity

13.1 Treatment of Confidential Information: Each Party shall maintain the Confidential Information of the other Party in confidence, and shall not disclose, divulge or otherwise communicate such Confidential Information to others, or use it for any purpose, except pursuant to, and in order to carry out, the terms and objectives of this Agreement, and hereby agrees to exercise every reasonable precaution to prevent and restrain the unauthorized disclosure (except to the extent in HLBLS’s case required to exercise the licenses granted under Article 2 and except in SALARIUS’s case SALARIUS shall have the right to disclose such Confidential Information to potential investors, investors, advisors, consultants and for SALARIUS’s internal purposes) of such Confidential Information by any of its directors, officers, employees, consultants, subcontractors, sublicensees, or agents.

13.2 Release from Restrictions: The provisions of Section 13.1 shall not apply to any Confidential Information disclosed hereunder which:

(a)	was known or used by the receiving Party prior to its date of disclosure to the receiving Party, as evidenced by the prior written records of the receiving Party; or

(b)

either before or after the date of the disclosure to the receiving Party is lawfully disclosed to the receiving Party by sources other than the disclosing Party rightfully in possession of the Confidential Information; or

(c)

either before or after the date of the disclosure to the receiving Party becomes published or generally known to the public, other than through the sale of Licensed Products in the ordinary course, through no fault or omission on the part of the receiving Party or an Affiliate; or

(d)	is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information; or

(e)

is required to be disclosed by the receiving Party to comply with applicable laws, to defend or prosecute litigation or to comply with governmental regulations, provided that the receiving Party provides prior written notice of such disclosure to the other Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.

13.3 Publications: The Parties will treat matters of authorship of scientific abstracts, manuscripts or other publications (or presentations) in a proper collaborative spirit, giving credit where it is due. With respect to HLBLS’s publications and presentations, HLBLS shall not submit or present any written or oral publication, any manuscript, abstract or the like which includes data or other information related to the SALARIUS Technology or Confidential Information without first obtaining the prior written consent of SALARIUS.

13.4 Publicity: No public announcement concerning the existence or the terms of this Agreement shall be made, either directly or indirectly, by either Party, except as may be legally required by applicable laws, regulations, or judicial order, without first obtaining the approval of the other Party and agreement upon the nature, text, and timing of such announcement, which approval and agreement shall not be unreasonably withheld. The Party desiring to make any such public announcement shall provide the other Party with a written copy of the proposed announcement in sufficient time prior to public release to allow such other Party to comment upon such announcement, prior to public release. Except as may be legally required by applicable laws, regulations or judicial order, neither Party shall issue any press release or make any public announcement which includes or otherwise uses the name of the other Party in any public statement or document except with the prior written consent of such Party.

XIV.	Termination

14.1 Term: Unless earlier terminated in accordance with the provisions of this Agreement, this Agreement commences on the Effective Date and shall continue in full force until there are no remaining royalty payment obligations, at which time the Agreement shall expire.

14.2 Termination of University Agreement: The Parties shall use their best efforts, upon the termination of the University License Agreement, to execute a license between HLBLS and UURF which continues the royalty rates contained in this Agreement and such other terms substantially similar to those under this Agreement.

14.3 Termination by SALARIUS: Should HLBLS at any time prior to the First Commercial Sale of the first Licensed Product cease Commercially Diligent Efforts towards the First Commercial Sale of a Licensed Product, SALARIUS may terminate this Agreement on notice to HLBLS.

14.4 Termination for Breach:

14.4.1 SALARIUS Breach: HLBLS shall be entitled to terminate this Agreement by written notice to SALARIUS in the event that SALARIUS shall be in default of any of its obligations hereunder and shall fail to remedy any such default within one hundred twenty (120) days after notice thereof by HLBLS.

14.4.2 Nonpayment: In the event HLBLS fails to pay any amounts due and payable to SALARIUS hereunder, and fails to make such payments within thirty (30) days after receiving written notice of such failure, SALARIUS may (in addition to such other remedies as SALARIUS may have in law or in equity) terminate this Agreement immediately upon notice to HLBLS.

14.4.3 HLBLS Breach: SALARIUS shall be entitled to terminate this Agreement by written notice to HLBLS in the event that HLBLS shall be in default of any of its obligations hereunder and shall fail to remedy any such default within one hundred twenty (120) days after notice thereof by SALARIUS.

14.5 Cessation of Business or Insolvency: To the extent permitted by law, if either Party shall become Insolvent, or shall make or seek to make or arrange an assignment for the benefit of creditors, or if proceedings in voluntary or involuntary bankruptcy shall be initiated by, on behalf of or against such Party (and, in the case of any such involuntary proceeding, not dismissed within one hundred and twenty (120) days), or if a receiver or trustee of such Party property shall be appointed and not discharged within one hundred and twenty (120) days, the other Party shall have the right to terminate this Agreement.

14.6 Consequences of Expiration or Termination:

14.6.1 Rights Upon termination by SALARIUS: Upon termination of this Agreement under Section 14.2 or by SALARIUS under Section 14.3, 14.4 or 14.5, (i) all rights and licenses granted by SALARIUS to HLBLS shall terminate and revert to SALARIUS and (ii) HLBLS shall return to SALARIUS or destroy at SALARIUS’ option the SALARIUS Know-how. In addition HLBLS shall at no cost to SALARIUS transfer to SALARIUS the benefit of all development work and Market Authorizations that it has obtained or under its control. At the same time, HLBLS shall provide to SALARIUS at no cost to SALARIUS all CMC data, preclinical testing and stability data and results and clinical trial data and results relating to the development of Licensed Products and a technology transfer package for all processes, formulations, and protocols for the manufacture of Licensed Products. If HLBLS has licensed any technology from Third Parties relating to the SALARIUS Technology or any Licensed Product, HLBLS shall use commercially reasonable efforts to obtain the rights to transfer and to transfer such rights to SALARIUS at no cost to SALARIUS.

14.6.2 Payments: Not later than ninety (90) days after the expiration or termination date of this Agreement, each Party shall pay to the other Party any amounts that are then due and payable, including but not limited to any final period royalty report and payment.

14.7 Survival of Obligations; Return of Confidential Information: Termination or expiration of this Agreement for any reason shall be without prejudice to any rights which shall have accrued to the benefit of either Party prior to such termination or expiration, including but not limited to the obligations of the Parties with respect to the protection and nondisclosure of Confidential Information and product liability indemnification, and shall not relieve either Party from its obligations which are expressly indicated to survive expiration or termination of this Agreement, including, without limitation, those under Sections 8.2, 9.1, 11.2, 11.3, 12.2, 14.6 and 14.7, and Articles I, IV, XIII, XV and XVI.

XV.	Dispute Resolution

15.1 Settlement of Disputes; Arbitration: All disputes under this Agreement shall be submitted to the chief executive officer of each Party. If the chief executive officers are unable to resolve the matter within thirty (30) days after the written submittal of a dispute, either Party may submit the matter for resolution by binding arbitration. Any such arbitration shall be held in accordance with the Rules of Arbitration of the International Chamber of Commerce (“ICC”). Each such arbitration shall be conducted by a panel of three arbitrators with experience in the international pharmaceutical industry. One arbitrator shall be appointed by each of SALARIUS and HLBLS and the third shall be appointed by the party appointed arbitrators. In the event the party appointed arbitrators are unable to agree on the third arbitrator within ten (10) days of the first party appointed arbitrator being notified by the appointing party to the other party, the third arbitrator shall be appointed by the ICC as Appointing Authority in accordance with its rules. Any such arbitration shall be held in New York, New York or such other forum to which the Parties may agree, and shall be held in the English language. Either Party may, notwithstanding this Agreement, seek from any judicial authority pre-award interim, provisional or conservatory relief that may be necessary to protect the rights of that party pending the arbitral tribunal’s determination of the merits of the controversy. The arbitrators shall determine the proportion in which the Parties shall pay the costs and fees of the arbitration and, if the arbitrators determine appropriate, each Party’s reasonable costs (including, without limitation, attorneys’ fees) and expenses incurred in connection with such arbitration. Judgment upon an award rendered by the arbitrators may be entered in any court having jurisdiction at the option of the prevailing party.

15.2 Non-Arbitrable Disputes: Section 15.1 shall not apply to any dispute, controversy or claim that concerns (i) the validity, enforceability or infringement of a SALARIUS Patent Right, trademark or copyright; or (ii) any antitrust, anti-monopoly or competition law or regulation, whether or not statutory. All such disputes, controversies or claims, and all judicial actions brought in order to enforce the instituting Party’s rights hereunder through specific performance, injunction or similar equitable relief, shall be brought only in the state or federal courts sitting in Wilmington, Delaware. The Parties hereby submit to the exclusive jurisdiction of such courts.

XVI.	Miscellaneous

16.1 Governing Law: This Agreement shall be governed by, subject to and interpreted in accordance with the laws of the State of Delaware, United States of America excluding any choice of law rules, which may direct the application of the laws of another jurisdiction. The application of the UN Convention on Contracts for the International Sale of Goods (1980) is excluded.

16.2 Waiver: The waiver by either Party of a breach or a default of any provision of this Agreement by the other Party shall not be construed as a waiver of any succeeding breach of the same or any other provision, nor shall any delay or omission on the part of a Party to exercise or avail itself of any right, power or privilege that it has or may have hereunder operate as a waiver of any right, power or privilege by such Party.

16.3 Notices: Any consents, approvals, notices, payments, reports, requests and other communications made under this Agreement shall be in writing, shall specifically refer to this Agreement, and shall be addressed to the appropriate Party at the address specified below, or such other address as may be specified by such Party in writing in accordance with this Section 16.3, and shall be deemed to have been given for all purposes (a) when received, if hand-delivered or sent by confirmed facsimile or a reputable courier service, or (b) five (5) business days after mailing, if mailed by first class certified or registered airmail, postage prepaid, return receipt requested

To HLBLS:	HLB LifeScience Co., LTD A-602, JNK Digital Tower, 111, Digital-ro 26-gil, Guro-gu Seoul, Korea

To SALARIUS:	Salarius Pharmaceuticals, Inc. 2450 Holcombe Blvd., Suite J Houston, TX 77021 USA

16.4 No Agency: Nothing herein shall be deemed to constitute HLBLS, on the one hand, or SALARIUS, on the other hand, as the agent or representative of the other, or as joint venturers or partners for any purpose. Neither HLBLS, on the one hand, nor SALARIUS, on the other hand, shall be responsible for the acts or omissions of the other. No Party will have authority to speak for, represent or obligate the other Party in any way without prior written authority from such other Party.

16.5 Entire Agreement: This Agreement and the Attachment and Exhibits (which Attachment and Exhibits are deemed to be a part of this Agreement for all purposes) contain the full understanding of the Parties with respect to the subject matter hereof and supersede all prior understandings and writings relating thereto. No waiver, alteration or modification of any of the provisions hereof shall be binding unless made in writing and signed by the Parties.

16.6 Interpretation: Each definition in this Agreement includes the singular and the plural, and reference to the neuter gender includes the masculine and feminine where appropriate. References to any statutes or regulations mean such statutes or regulations as amended at the time of interpretation and include any successor legislation or regulations. The headings to the Articles and Sections of this Agreement are for convenience of reference and shall not affect the meaning or interpretation of this Sublicense Agreement. Except as otherwise stated, reference to Articles, Sections, Parties and Exhibits mean the Article of, Sections of, Parties to and Exhibits to this Agreement. The Exhibits are hereby incorporated by reference into and shall be deemed a part of this Agreement. Unless the context clearly indicates otherwise, the word “including” means “including but not limited to.”

16.7 Severability: If and to the extent that any court or tribunal of competent jurisdiction holds any of the terms, provisions or conditions or parts thereof of this Agreement, or the application hereof to any circumstances, to be illegal, invalid or to be unenforceable in a final non-appealable order, (i) such provision shall be fully severable, (ii) this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, (iii) the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom and (iv) in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement, a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

16.8 Assignment: Neither Party to this Agreement may assign its rights or obligations hereunder without the prior written consent of the other Party; except that a Party may make such an assignment without the other Party’s consent to Affiliates or to a successor to substantially all of the business of such Party to which this Agreement relates (whether by merger, sale of stock, sale of assets or other transaction). Any permitted successor or assignee of rights and/or obligations hereunder shall, in writing to the other Party, expressly assume performance of such rights and/or obligations. Any permitted assignment shall be binding on the successors of the assigning Party. Any assignment or attempted assignment by either Party in violation of the terms of this Section 16.8 shall be null, void and of no legal effect..

16.9 Successors and Assigns: This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns.

16.10 English Language: This Agreement has been executed and delivered in a text using the English language and the English language text shall prevail in the interpretation, application, and construction of this Agreement.

16.11 Counterparts: This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of such together shall constitute one and the same instrument. This Agreement may be signed and delivered to the other Party by facsimile signature; such transmission will be deemed a valid signature.

16.12 Force Majeure: No Party to this Agreement shall be responsible to the other Party for nonperformance or delay in performance of the terms or conditions of this Agreement to the extent due to acts of God, acts of governments, war, riots, strikes, accidents in transportation, or other causes beyond the reasonable control of such Party. In the event of the occurrence of such an event, the Party so affected shall give prompt written notice to the other Party, stating the period of time the occurrence is expected to continue and shall use best efforts to end the failure or delay and ensure that the effects of such Force Majeure are minimized.

16.13 Affiliates: Each Party may discharge any obligations and exercise any right hereunder through any of its Affiliates. Each Party hereby guarantees the performance by its Affiliates of such Party’s obligations under this Agreement, and shall cause its Affiliates to comply with the provisions of this Agreement in connection with such performance. Any breach by a Party’s Affiliate of any of such Party’s obligations under this Agreement shall be deemed a breach by such Party, and the other Party may proceed directly against such Party without any obligation to first proceed against such Party’s Affiliate.

16.14 Further Assurances: Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

16.15 Binding Nature and Inurnment: This Agreement will not be binding upon the Parties until it has been signed below on behalf of each Party, in which event, it shall be effective as of the Effective Date.

16.16 Compliance with Laws: Nothing contained in this Agreement shall require or permit SALARIUS or HLBLS to do any act inconsistent with the requirements of any Republic of Korea, United States or other applicable jurisdiction’s law, regulation or executive order as the same may be in effect from time to time.

16.17 Government Approvals: Each Party shall be responsible for obtaining all necessary approvals required from its respective home government to enter into and perform its respective obligations under this Agreement and hereby represents and warrants that it has or will obtain all such approvals. To the extent that a Party is unable to perform one or more of its obligations due to a reasonable delay in obtaining any such necessary approval, such party shall be excused from performing such one or more of its obligations until it obtains such necessary approval, provided that no such delay shall exceed six (6) months without the consent of the other Party. In the event that such home government issues the necessary approvals, but with unacceptable conditions to either Party, or any change in either Party’s home government’s policy, regulation, administrative practice or law requires any material adverse change in the terms and conditions of this Agreement, the Parties shall renegotiate such terms and conditions in good faith to restructure or modify such terms and conditions in order to give effect to the spirit and intent of this Agreement. Should the Parties be unable to come to terms within six (6) months of the first notice from either Party to the other of such requirement, either Party may terminate the applicable agreement or agreements on notice to the other.

16.18 Not Binding until Signed: This Agreement shall not be binding upon the Parties until it has been signed below by or on behalf of each Party.

[ signature page follows ]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in their names by their properly and duly authorized officers or representatives as of the date first above written.

Salarius Pharmaceuticals, LLC		HLB LifeScience Co., LTD.

By:	/s/ Jonathan P. Northrup	By:	/s/ Ha Young Kim
Name: Jonathan P. Northrup		Name: Ha Young Kim
Title: Executive Chair		Title: CEO

Date: 11/17/2016		Date: 11/25/2016

ATTACHMENT 1

Product Profile

SP-2577 Product Profile

Drug Name: SP-2577mesylate salt

Chemical Name: (E)-N’-(1-(5-chloro-2-hydroxyphenyl)ethylidene)-3-((4-methylpiperazin-1-yl)sulfonyl)benzohydrazide methanesulfonate salt

Chemical Formula: C20H23CIN4O4S.CH3SO3H

Attachment 2

SALARIUS Patent Rights

Patents: WO20l3025805A1; Substituted (E)-N’-(1-phenylethylidene) benzohydrazide analogs as histone demethylase inhibitors

Patent Applications: US2015/0065495A1; Substituted-1H-Benzimidazole series compounds as Lysine-specific Demethylase 1 (LSD1) inhibitors

EXHIBIT A

SALARIUS Know-how